Mail Stop 3561

August 7, 2006

Mr. Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201

      Re: **CMS Energy Corporation**
             Form 10-K/A for Fiscal Year Ended December 31, 2005
             Filed June 8, 2006
             Form 10-Q for Fiscal Quarter Ended March 31, 2006
             File No. 1-9513

Dear Mr. Webb:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant